EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2000 - June 30, 2005

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	Year Ended December 31					12 Months Ended June 30, 2005	Six Months Ended June 30, 2005*
	2004	2003	2002	2001	2000
Fixed Charges, as Defined:
Interest on Long-Term Debt	$33,776	$33,258	$32,264	$30,224	$29,987	$33,797	$16,922
Other Interest	2,184	2,048	1,620	3,772	3,628	2,296	930
Amortization of Debt Discount and Expense	773	696	799	768	735	775	383
Interest Portion of Rentals	1,489	1,622	1,578	1,572	1,628	1,392	671

Total Fixed Charges, as defined	$38,222	$37,624	$36,261	$36,336	$35,978	$38,260	$18,906

Earnings, as Defined:
Net Income	$50,572	$45,983	$43,792	$50,187	$50,224	$59,703	$41,027
Taxes on Income	26,531	23,340	23,444	27,553	26,829	32,008	23,381
Fixed Charges, as above	38,222	37,624	36,261	36,336	35,978	38,260	18,906

Total Earnings, as defined	$115,325	$106,947	$103,497	$114,076	$113,031	$129,971	$83,314

Ratio of Earnings to Fixed Charges	3.02	2.84	2.85	3.14	3.14	3.40	4.41

*	A significant part of the business of the Company is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.